PROOF Acquisition Corp I
11911 Freedom Drive, Suite 1080
Reston, VA 20190

November 8, 2023

Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street NE
Washington, D.C. 20549-3561

Attn: Cheryl Brown, Esq.

Re:	PROOF Acquisition Corp I Registration Statement on Form S-4 (“Proxy Statement/Prospectus”) File No. 333-274082 Withdrawal of Acceleration Request

Dear Ms. Brown.:

Reference is made to our letter, filed as correspondence via EDGAR on November 6, 2023, in which we requested the acceleration of the effective date of the above-referenced Proxy Statement/Prospectus for 4:30 p.m., Eastern Time, on Wednesday, November 8, 2023, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We are no longer requesting that such Proxy Statement/Prospectus be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding this matter, please do not hesitate to contact Scott D. Fisher, Steptoe & Johnson LLP, at (212) 506-3900 or sfisher@steptoe.com.

Sincerely,

/s/ Michael Zarlenga
Michael Zarlenga
General Counsel & Corporate Secretary
PROOF Acquisition Corp I

cc:	Scott D. Fisher
Steptoe & Johnson LLP